EXHIBIT 12

CABOT CORPORATION AND CONSOLIDATED SUBSIDIARIES

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES

(Amounts in millions, except ratios)

	Years ended September 30
	2007	2006	2005	2004	2003
Earnings (Loss):
Pre-tax income (loss) from continuing operations	$168	$97	$(93)	$164	$94
Distributed income of affiliated companies	10	5	3	2	3
Add fixed charges:
Interest on indebtedness	34	27	29	30	28
Portion of rents representative of the interest factor	8	6	3	3	4
Preferred stock dividend	1	2	3	3	3
Income (loss) as adjusted	$221	$137	$(55)	$202	$132
Fixed charges:
Interest on indebtedness	$34	$27	$29	$30	$28
Capitalized interest	1	2	2	—	—
Portion of rents representative of the interest factor	8	6	3	3	4
Preferred stock dividend	1	2	3	3	3
Total fixed charges	$44	$37	$37	$36	$35
Ration of earnings (loss) to fixed charges	5	4	(1)	6	4